Exhibit (a)58

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, Wisconsin 53154

414-570-4000

www.midwestairlines.com

Traded: AMEX (MEH)

Media Inquiries: Carol Skornicka, 414-570-3980 (o), 414-303-6516 (c) or Carol.Skornicka@midwestairlines.com

Analyst/Investor Inquiries: Dennis O’Reilly, 414-570-3954 (o) or Dennis.O’Reilly@midwestairlines.com

FOR IMMEDIATE RELEASE

July 31, 2007

MIDWEST AIR GROUP BOARD FORMS COMMITTEE

TO EXPLORE STRATEGIC AND FINANCIAL ALTERNATIVES

Milwaukee, July 31, 2007 – The Board of Directors of Midwest Air Group, Inc. (AMEX: MEH), parent company of Midwest Airlines, announced today that it has formed a committee to explore strategic and financial alternatives that would serve to enhance value for the company’s shareholders.

The committee’s mandate is to review and evaluate strategic and financial alternatives and, as appropriate, make a recommendation to the full board of directors with regard to those alternatives. While the board of directors has not changed its recommendation regarding the unsolicited exchange offer by AirTran Holdings, Inc., the committee intends to commence discussions with AirTran regarding its proposal to acquire all outstanding shares of Midwest. Additionally, the committee intends to hold discussions with other strategic and financial parties that have recently expressed interest in pursuing a transaction with Midwest. The committee intends to execute confidentiality agreements with each of the interested parties that will enable them to conduct due diligence investigations. There is no assurance that this process will result in a transaction with AirTran or any other party.

The committee has five members. Serving as chairman is Samuel K. Skinner, Chicago, former Secretary of the U.S. Department of Transportation. Other members include: Jeffrey H. Erickson, Scottsdale, Ariz., a newly elected board member and former president and chief executive officer of Trans World Airlines and Atlas Air Worldwide Holdings; Ulice Payne, greater Milwaukee area, member of the board’s Audit and Compensation Committees; Elizabeth T. Solberg, Kansas City, chair of the board’s Compensation Committee; and Richard H. Sonnentag, greater Milwaukee area, long-time board member and chair of the board’s Audit Committee.

According to Skinner, the board’s decision to form the committee was made after extensive deliberations. “On April 12, the board recommended that shareholders reject the most recent AirTran offer. At that time, the board concluded that Midwest’s strategic plan provides more attractive long-term value-creation opportunities for shareholders,” he explained. “By providing AirTran and other interested parties with access to our confidential information and holding

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discussions with them, the board is pursuing a process to evaluate whether greater value can be delivered to shareholders through a near-term transaction.”

Due to the nature of the committee’s process, Midwest Airlines cannot commit to when it will comment further.

Midwest Airlines features jet service throughout the United States, including Milwaukee’s most daily nonstop flights and best schedule to major destinations. Catering to business travelers and discerning leisure travelers, the airline earned its reputation as “The best care in the air” by providing passengers with impeccable service and onboard amenities at competitive fares. Both Skyway Airlines, Inc. – a wholly owned subsidiary of Midwest Airlines – and SkyWest Airlines, Inc. operate as Midwest Connect and offer service to and connections through Midwest Airlines’ hubs. Together, the airlines offer service to 53 cities. More information is available at http://www.midwestairlines.com.

This news release contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “planned,” “projecting,” “expect,” “should,” “anticipate,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited exchange offer and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2006.

Important Information

Midwest filed a Schedule 14D-9 with the Securities and Exchange Commission on January 25, 2007 and subsequent amendments which set forth the reasons for the Midwest board’s recommendation with respect to the unsolicited exchange offer by AirTran Holdings, Inc. and related information.

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